0822-04578

RECEIVED
2006 SEP 14 P 4:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

centrica

fax

06016859

SUPPL

To:	Office of International Corporation Finance, SEC	**From:**	Secretariat
Fax:	001 202 772 9207	**Phone:**	01753 494008
Date:	14 September 2006	**Pages (inc):**	3
Re:	Stock Exchange Announcement	**Cc:**	

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

14 September 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Barclays Section 198

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Centrica plc
14 September 2006

Centrica plc today received notice that the interest of Barclays plc in the issued share capital of Centrica plc had fallen below 3% and therefore they ceased to have a notifiable interest under Section 198 of the Companies Act 1985

Name of contact and telephone number for enquiries.

Robin Healy
01753 494017